UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 7 January 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

237 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

7 January 2015

NOVOGEN TO CONDUCT SHAREHOLDER/INVESTOR BRIEFING IN NEW YORK

•     2015/2016 clinical research strategy to be previewed

•     US scientists to present details of Cantrixil and TRXE-009 studies

7 January 2015, Sydney, Australia: Novogen Limited (ASX:NRT; NASDAQ:NVGN), an Australian/US biotechnology company, today announced that it will hold a public Briefing for shareholders and investors in New York on 18th February 2015 at 2 pm.

The briefing will be held at the Yale Club (Saybrook Room), 50 Vanderbilt Ave, Manhattan (opposite Grand Central Terminal).

The main purpose of the Briefing is to provide an opportunity for US shareholders to meet senior company executives and for the investment community at large to better understand the Company’s intellectual property portfolio and commercial potential.

Dr Graham Kelly, Novogen Group CEO and Executive Chairman, will present an overview of the clinical and corporate strategies for the Novogen Group for 2015-2016.

Professor Gil Mor PhD MD of Yale Medical School will present a talk entitled ‘Cantrixil: A Novel Therapy to Target Cancer Stem Cells to Prevent Tumor Recurrence.”

Dr Marc Symons PhD of the Feinstein Institute for Medical Research at North Shore-LIJ will present a talk entitled “Development of TRXE-009 for the Treatment of Brain Cancer.”

Dr Andrew Heaton, Novogen VP Drug Design and Manufacturing, and Mr Robert Kennedy, Novogen VP Corporate Relations (US), also will be in attendance.

The details of the Briefing are contained in the January edition of the Novogen Newsletter released today and available on the Company’s website.

People interested in attending will need to confirm by contacting prue.kelly@novogen.com

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, including the cancer stem cells. The molecular

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target is a trans-membrane electron-transfer pump mechanism oncogene that is common to all cancer cells. Cells die by respiratory distress and mitochondrial disintegration.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubular drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises three SBP drug candidates (TRXE-002, TRXE-009, TRXE-0025) and one ATM drug candidate (‘Anisina’).

Further information is available on our websites www.novogen.com

For more information please contact:

Briefing Contact Prue Kelly Prue.Kelly@novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111